(212) 318-6054

vadimavdeychik@paulhastings.com

August 29, 2019

Mr. Paul Fischer

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	New Comstock, Inc. (the “Company”)

File Numbers: 333-230894

Dear Mr. Fischer:

This letter responds to additional written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Silvio A. Berni with respect to the amended registration statement on Form S-4 for the Company, filed on August 19, 2019, with the Commission.

The Company’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

Risk Factors: Risks Related to De-registration Under the 1940 Act, page 15

1.	Disclose what course of action will be taken if the proposals are approved but the Company does not obtain an order under Section 8(f) of the Investment Company Act of 1940.

Response: The Company respectfully submits that the following disclosure has been added at the end of the first paragraph under “Risks Related to De-registration Under the 1940 Act” on page 15:

If the Fund is unable to de-register, the Board will evaluate other options including liquidation, a new portfolio management team or strategy, and a possible reorganization.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP

cc:	Silvio A. Berni

Agnes Mullady

Michael R. Rosella

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